VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: JURO SYSTEM, INC.
  Application for Withdrawal on Form RW
  for Registration Statement on Form F-10
  File No. 000-56337

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended
(the "Securities Act"), Juro System, Inc. (the "Company"),hereby requests that the Company's Registration Statement on Form 10  initially filed with the
Securities and Exchange Commission ("SEC") on August 31, 2021, together with all exhibits thereto (the "Registration Statement"), be withdrawn effective immediately.

The Registration Statement has not been declared effective by the SEC.

It is our understanding that this application for withdrawal of the Registration
Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact me at (307) 220-4049 our contact our attorney John Franquelli at (847) 888-1100.

Thank you for your assistance.

Very truly yours,

/s/ Cosimo Constantinos
Juro System Inc
CEO

cc: John Franquelli